Digirad Corporation

1048 Industrial Court

Suwanee, Georgia 30024

May 22, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:

Paul Fischer
Division of Corporation Finance

Re:	Digirad Corporation Registration Statement on Form S-1 (No. 333-237928)

Ladies and Gentlemen:

Digirad Corporation (the “Company”) hereby withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statement made in the Company’s letter to the Securities and Exchange Commission dated May 21, 2020. Following this withdrawal, the Company will submit a separate request for acceleration of effectiveness of the above-referenced Registration Statement at 9:00 a.m. on Tuesday, May 26, 2020. Thank you for your assistance.

Very truly yours,

DIGIRAD CORPORATION

By:	/s/ Matthew G. Molchan
Matthew G. Molchan
Chief Executive Officer